South China Morning Post *(Thursday, 28th February 2002)*

To: The U.S. Securities & Exchange Commission

The St... of Hong Kong Limited takes no responsibility for the contents of this a... no representation as to its accuracy or completeness and expressly ...hatsoever for any loss howsoever arising from or in reliance upon the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

DELAY IN DESPATCH OF CIRCULAR

Despatch of the circular (the "Circular") to shareholders of the Company containing information relating to the Deal Memorandum as announced by the Company on 1 November 2001, 22 November 2001 and 12 December 2001 will be further delayed from 28 February 2002 to 31 March 2002.

Reference is made to the press announcement issued by the Company dated 1 November 2001 (the "Announcement") regarding the Deal Memorandum. Terms used in this announcement shall have the same meanings as defined in the Announcement.

Reference is also made to the press announcement issued by the Company dated 22 November 2001 and 12 December 2001 regarding the delay in dispatch of the Circular and extending the time to 13 December 2001 and 28 February 2002 respectively.

Pursuant to Listing Rule 14.29(2) of the Listing Rules, the Circular is required to be despatched by the Company to its shareholders within 21 days of the publication of the Announcement.

The Company requires more time to finalise the information required to be contained in the Circular, and has applied for a further waiver from the Stock Exchange from compliance with Rule 14.29(2) of the Listing Rules and an extension of time for the despatch of the Circular on or before 31 March 2002.

By Order of the Board
Ho Ting Kwan
Company Secretary

Hong Kong, 27 February 2002